FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2007

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit 1

Press Release dated September 6th, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: September 6, 2007